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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029862

SEC Mail Processing Section
MAR 30 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67946

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hexagon Securities LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 25th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Bogal **(212) 572-9095**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, **Thomas Bogal**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hexagon Securities LLC**, as of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Thomas Bogal
Signature

Principal
Title

Gerard Wilson 2/24/2010
Notary Public

GERARD WILSON
Notary Public, State of New York
No. 01WI4984455
Qualified in Westchester County
Commission Expires July 22, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEXAGON SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

HEXAGON SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Managers of
Hexagon Securities LLC

We have audited the accompanying statement of financial condition of Hexagon Securities LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hexagon Securities LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
March 22, 2010

HEXAGON SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Cash	$ 3,121,392
Receivables from clearing brokers, including clearing deposits of $500,000	498,334
Property and equipment, net	529,341
Prepaid expenses	137,924
Other assets	13,601
	$ 4,300,592
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	1,743,486
Deferred revenue	508,333
Total liabilities	2,251,819
Member's equity	2,048,773
	$ 4,300,592

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Hexagon Securities LLC (the "Company"), a wholly owned subsidiary of Hexagon HoldCo LLC ("HoldCo"), is a limited liability company and was formed under the laws of Delaware on April 2, 2008. The Company is an investment bank and securities firm which integrates investment banking, debt capital markets and sales, trading and distribution businesses, while focusing on credit, mortgage and structured product markets.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company became a registered broker dealer in January 2009.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 22, 2010. Subsequent events have been evaluated through this date.

Restricted Cash

Restricted cash of approximately $102,000 is included in cash in the accompanying Statement of Financial Condition and consists of an irrevocable letter of credit used as a deposit for the office lease at the Company's office in New York. The restriction will remain until the expiration of the office lease.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Office equipment	5 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Computer hardware	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

1. Nature of business and summary of significant accounting policies (continued)

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements. The Company recognizes revenue at the time the services are provided. Cash collected in advance of services provided is recorded as deferred revenue.

Share-Based Compensation

GAAP requires an entity to measure the cost of employee services received in exchange for share-based awards by the grant date fair value of the awards. The grant date fair value of employee share options and similar instruments is estimated using an option-pricing model adjusted for unique characteristics of the share-based awards. If a share-based award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original reward immediately before the modification. All share-based awards granted to employees are recognized as compensation expense over the service period (generally the vesting period) in the financial statements based on their fair values. GAAP requires an estimate of future forfeitures, which has an impact on share-based compensation expense. The Company estimates the fair value of membership awards and the impact of future forfeitures for its share-based payments at the grant date. There was no material impact on the Company's statement of operations or financial condition as of and for the year ended December 31, 2009.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on its income. The Company's sole Member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification ("Topic"). This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally, the Company is not subject to income tax exemptions by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces member's equity. This policy has been applied to all existing tax positions upon the Company's initial adoption for the year ended December 31, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and equipment

Property and equipment consists of the following at December 31, 2009:

Office equipment	$ 342,338
Furniture and fixtures	113,853
Computer hardware	101,763
Leasehold improvements	60,107
	618,061
Less accumulated depreciation and amortization	88,720
	$ 529,341

Depreciation and amortization expense amounted to approximately $89,000 for the year ended December 31, 2009.

3. Commitments and related party transactions

The Company leases its office facility under an office lease expiring January 31, 2011. During November 2009, the Company entered into an office license agreement with a related party, whereby the Company would receive monthly rental income of approximately $25,000 over the term of the lease and a reimbursement of 75% of the additional charges related to the occupancy of the office space, as defined by the agreement. Rent expense, net of sublease income, amounted to approximately $17,000 for the year ended December 31, 2009.

Aggregate future minimum rental payments and future sublease income are as follows:

Year ending December 31,	Gross Rent Expense	Sublease Income	Net Rent Expense
2010	$ 407,000	$ 305,000	$ 102,000
2011	34,000	25,000	9,000
	$ 441,000	$ 330,000	$ 111,000

During February 2009, the Company entered into an office license agreement with a related party, whereby the Company will pay a monthly fee of approximately $17,000 through August 2012. The Company will also reimburse the related party for 60% of additional charges relating to occupancy of the space. During November 2009, the office license agreement was amended whereby the Company will pay a monthly fee of approximately $29,000 and 100% of the additional charges relating to the occupancy of the space, as defined by the agreement. License fees paid pursuant to the office license agreement were approximately $216,000 for the year ended December 31, 2009.

Aggregate future minimum annual license fees are as follows:

Year ending December 31,	
2010	$ 350,000
2011	350,000
2012	233,000
	$ 933,000

Letter of Credit

The Company's bank issued an irrevocable letter of credit of approximately $102,000 in connection with the office lease.

3. Commitment and related party transactions (continued)

Expense Reimbursements

Accounts payable and accrued expenses include amounts payable to employees for expense reimbursements in the amount of approximately $83,000 at December 31, 2009. Other assets consist of health insurance premiums due from Members of HoldCo of approximately $14,000 at December 31, 2009.

The Company reimbursed a related party for software license fees in the amount of approximately $65,000 for the year ended December 31, 2009.

4. Share-based compensation

During 2009, HoldCo granted membership interests of approximately 3.00% to employees of the Company, and employees of the Company purchased membership interests of approximately 0.50% in return for contributions of $35,000. Membership interests granted to employees and the related contributions are subject to forfeiture should the employee leave the Company within one year of grant date. Consequently, 1.00% of interests granted were forfeited. Fair value of the remaining 2.00% membership interest granted was approximately $140,000 for the year ended December 31, 2009. The Company also granted an employee an option to purchase a 0.25% membership interest with a strike price of $50,000 and an undetermined exercise period. As of December 31, 2009, this option was unexercised and was subsequently forfeited due to termination of employment. In addition, the Company has granted various other membership interests which will vest upon contingent performance events (none of which have been met as of December 31, 2009).

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (15 to 1 after the first year of it being registered as a broker-dealer) and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $1,266,000, which was approximately $985,000 in excess of its computed minimum requirement of approximately $281,000.

6. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $500,000.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions in amounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

8. Commitments and contingencies

In the normal course of business, the Company has been named as a defendant in a matter. The Company's management believes, after consultation with legal counsel, that the resolution of these legal matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".